UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Richard Pereira

Cleantech Europe II (A) L.P. and Cleantech Europe II (B) L.P.

c/o Zouk Capital LLP

100 Brompton Road,

London, SW3 1ER

United Kingdom

(44) 20 7947 3412

Copy to:

Matthew P. Fisher

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (A) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,128,421
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,128,421
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,128,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.09% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,032,631
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,032,631
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,032,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.92% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech II General Partner Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,161,052*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,161,052*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,161,052*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.64% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech II General Partner L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Scotland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,161,052*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,161,052*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,161,052*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.64% (1)
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,161,052*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,161,052*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,161,052*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.64% (1)
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,161,052*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,161,052*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,161,052*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.64% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bailiwick of Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 230,901
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 230,901
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.11% (1)
14.	Type of Reporting Persons (See Instructions) CO

(1)	Based on 206,135,661 shares of common stock outstanding as of August 7, 2013.
(2)	Includes 230,901 shares of restricted common stock issued to Zouk Holdings Limited related to director compensation that are fully votable, vested in full on January 1, 2014 and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Cleantech Europe II (A) L.P. (“Cleantech A”), Cleantech Europe II (B) L.P. (“Cleantech B”), Cleantech II General Partner Limited (“Cleantech GP”), Zouk Capital LLP (“ZCL”), and Zouk Ventures Ltd (“ZVL”) with the Securities and Exchange Commission (the “SEC”) on October 5, 2012, as amended by Amendment No. 1 filed on February 5, 2013, with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation. Except as specifically provided herein, this Amendment No. 2 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendment referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated in its entirety by replacing it with the following paragraphs:

This statement is being filed by (i) Cleantech A, a limited partnership established under the laws of England, (ii) Cleantech B, a limited partnership established under the laws of England, (iii) Cleantech II General Partner L.P. (“Cleantech GP LP”), a limited partnership established under the laws of Scotland, (iv) Cleantech GP, a company incorporated in England, (v) ZCL, a limited liability partnership established under the laws of England, (vi) ZVL, a company incorporated in England, and (vii) Zouk Holdings Limited (“ZHL”), a Jersey limited company (all of the foregoing, the “Reporting Persons”). The principal business address of each of the Reporting Persons (except for ZHL and Cleantech GP) is 100 Brompton Road, London, SW3 1ER, United Kingdom. The principal business address of ZHL is c/o State Street Global Services, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. The principal business address of Cleantech GP LP is 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom.

The principal business of Cleantech A is to invest in the Issuer and in other companies.

The principal business of Cleantech B is to invest in the Issuer and in other companies.

The principal business of Cleantech GP LP is to serve as the general partner of Cleantech A and Cleantech B and to manage investments in companies through partnerships and other limited liability companies.

The principal business of Cleantech GP is to serve as the general partner of Cleantech GP LP and to manage investments in companies through partnerships and other limited liability companies.

The principal business of ZCL is to provide certain monitoring, advisory and consulting services to Cleantech A and Cleantech B from time to time and to manage investments in companies.

The principal business of ZVL is to serve as the majority partner of ZCL, the fund manager of Cleantech A and Cleantech B, and to manage investments in companies through partnerships and other limited liability companies.

The principal business of ZHL is to manage investments in companies through partnerships and other limited liability companies.

The name, residence or business address, and present principal occupation or employment of each director and executive officer of Cleantech GP, ZVL, ZCL and ZHL are listed on Schedule I to this Schedule 13D. Cleantech A, Cleantech B and Cleantech GP LP do not have any directors or officers.

None of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto) has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 2 is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately prior to the second to last paragraph thereof:

“Series J Preferred Stock Financing; Amendment to Series H Preferred Stock and Series I Preferred Stock Certificates of Designation.

On September 11, 2013, the Issuer entered into a Preferred Stock Subscription Agreement with certain of its shareholders and other entities (the “Preferred Offering”) pursuant to which it issued shares of the Issuer’s newly designated Series J Convertible Preferred Stock (the “Series J Preferred Stock”).

In connection with the Preferred Offering, and in accordance with the Series H Certificate of Designation and the Series I Certificate of Designation (together, the “Certificates of Designation”), the Issuer agreed to offer to all holders of shares of the Issuer’s Series H Preferred Stock, including Cleantech A and Cleantech B, and Series I Preferred Stock the right to purchase a pro rata amount of shares of Series J Preferred Stock based upon such holder’s ownership of the Issuer’s outstanding shares of Series H Preferred Stock and Series I Preferred Stock (the “Preemptive Rights Offering”).

On September 11, 2013, and in connection with the Preferred Offering, Riverwood and Pegasus, as the “primary investors” of the Series H Preferred Stock and Series I Preferred Stock, respectively, approved the Amended and Restated Series H Certificate of Designation and the Amended and Restated Series I Certificate of Designation (collectively, the “Amended Certificates of Designation”) and certain holders of shares of Series H Preferred Stock, including the Purchasers, and Series I Preferred Stock agreed to make certain amendments to the subscription agreements entered into in connection with the purchase of (i) the shares of Series H Preferred Stock and Series I Preferred Stock and (ii) the Issuer’s previously issued shares of Series F Preferred Stock and Series G Preferred Stock, which were subsequently converted into shares of Series H Preferred Stock and Series I Preferred Stock (collectively, the “Preferred Stock Subscription Agreements”).

The Amended Certificates of Designation amend the terms of the Certificates of Designation to, among other things, (i) reduce the price used to determine the number of share of Common Stock each share of Series H Preferred Stock and Series I Preferred Stock can be converted into at the election of each holder from $1.18 to $0.95; (ii) remove the covenant requiring the Issuer to comply with certain minimum thresholds related to the Issuer’s consolidated earnings before interest, taxes, depreciation and amortization for the 2013 and 2014 fiscal years; (iii) increase, from $10 million to $50 million, the amount of indebtedness the Issuer can incur without the consent of Riverwood and Pegasus and (iv) make certain other clarifying amendments to the Certificates of Designation.

The amendments to the Preferred Stock Subscription Agreements include the termination of the right of the holders to seek indemnification from the Issuer for certain breaches of the representations and warranties contained in the Preferred Stock Subscription Agreements (the “Subscription Agreement Amendments”).

In addition to Riverwood and Pegasus, certain other holders of shares of Series H Preferred Stock, including Cleantech A and Cleantech B, and Series I Preferred Stock consented to the Amended Certificates of Designation.

The Series J Preferred Stock is convertible by the holder, at any time, into Common Stock, at a rate determined by dividing the stated per share value of $1,000 by the conversion price then in effect. The conversion price is initially $0.95 and is subject to adjustment upon certain events. The Series J Preferred Stock may be redeemed for a liquidation preference under certain circumstances and is also subject to earlier redemption, repurchase or mandatory conversion in accordance with the terms thereof. The Series J Preferred Stock has no expiration date.

The description of the terms and conditions of the Subscription Agreement Amendment, Amended and Restated Series H Certificate of Designation, Amended and Restated Series I Certificate of Designation and the Series J Preferred Stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement Amendment attached to this Second Amendment to Schedule 13D as Exhibit 10.3, the Amended and Restated Series H Certificate of Designation attached to this Second Amendment to Schedule 13D as Exhibit 4.2, the Amended and Restated Series I Certificate of Designation attached to this Second Amendment to Schedule 13D as Exhibit 4.3, and Certificate of Designation of Series J Preferred Stock attached to this Second Amendment to Schedule 13D as Exhibit 4.1, each of which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 2(b) of this Schedule 13D are hereby amended and restated in their entirety by replacing them with the following:

(a), (b) The following disclosure assumes that there are 206,135,661 shares of Common Stock outstanding as of August 7, 2013, which figure is based on the Issuer’s representations as of August 13, 2013.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Cleantech A may be deemed to beneficially own 27,161,052 shares of Common Stock, which are subject to issuance upon conversion of the Series J Preferred Stock that Cleantech A has the right to purchase and the Series H Preferred held by Cleantech A and which constitute approximately 10.09% of the Common Stock outstanding as of the date of this filing.

Cleantech GP LP is the sole general partner of Cleantech A. Cleantech GP is the sole general partner of Cleantech GP LP. ZVL is the sole shareholder of Cleantech GP. ZCL is the investment advisor of Cleantech A. As a result of these relationships, each of Cleantech GP LP, Cleantech GP, ZVL and ZCL may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Cleantech A.

Pursuant to Rule 13d-3 under the Exchange Act, Cleantech B may be deemed to beneficially own 4,032,631 shares of Common Stock, which are subject to issuance upon conversion of the Series J Preferred Stock that Cleantech B has the right to purchase and the Series H Preferred held by Cleantech B and which constitute approximately 1.92% of the Common Stock outstanding as of the date of this filing.

Cleantech GP LP is the sole general partner of Cleantech B. Cleantech GP is the sole general partner of Cleantech GP LP ZVL is the sole shareholder of Cleantech GP. ZCL is the investment advisor of Cleantech B. As a result of these relationships, each of Cleantech GP LP, Cleantech GP, ZVL and ZCL may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Cleantech B.

On February 4, 2013, the Issuer issued to ZHL 30,901 shares of restricted common stock valued at $.8713 per share as director fees for Samer Salty’s service on the Board of Directors of the Issuer from September 25, 2012 through December 31, 2012, and continues to issue shares on an annual basis for ongoing service. Mr. Salty serves on the Issuer’s Board as a representative of Cleantech A and Cleantech B. Mr. Salty, however, does not have a right to any of the Issuer’s securities issued as director fees. For United Kingdom regulatory reasons, ZHL has been designated as the entity to receive all director fees payable by the Issuer in respect of Mr. Salty’s Board position. Pursuant to Rule 13d-3 under the Exchange Act, as of August 7, 2013, ZHL would be deemed to beneficially own 230,901 shares of Common Stock, which constitute approximately 0.11% of the Common Stock outstanding as of the date of this filing.

Notwithstanding the foregoing, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Cleantech GP LP, Cleantech GP, ZCL, or ZVL is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As of the date of filing of this Schedule 13D, none of the Reporting Persons nor any other persons named in response to Item 2 hereof may be deemed to beneficially own any shares of Common Stock except as set forth in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Subscription Agreement Amendment, dated as of September 11, 2013 by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013.

4.	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on September 11, 2013 (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013).

5.	Amended and Restated Certificate of Designation of Series I Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on September 11, 2013 (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013).

6.	Certificate of Designation of Series J Preferred Stock filed with the Secretary of State of Delaware on September 11, 2013 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filing by Lighting Science Group Corporation on September 13, 2013).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2013

Cleantech Europe II (A) L.P.

By: Cleantech II General Partner L.P., as General Partner
By: Cleantech II General Partner Limited, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech Europe II (B) L.P.

By: Cleantech II General Partner L.P., as General Partner
By: Cleantech II General Partner Limited, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech II General Partner L.P.

By: Cleantech II General Partner Limited, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech II General Partner Limited

By: *
Name: Richard Pereira
Title: Director

Zouk Capital LLP

By: Zouk Ventures Ltd,
as General Partner

By: *
Name: Richard Pereira
Title: Company Secretary

Zouk Ventures Ltd

By: *
Name: Richard Pereira
Title: Company Secretary

Zouk Holdings Limited

By: *
Name: Helen Clare Grant
Title: Director

* /s/ Matthew P. Fisher
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney

The names and titles of the directors and executive officers of Zouk Ventures Ltd and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Ventures Ltd. Mr. Campbell, Mr. Fox and Mr. Salty are citizens of the United Kingdom, and Mr. Salty is also a citizen of the United States. Mr. Pereira is a citizen of Singapore, Mr. Flatz is a citizen of Austria and Mr. Ariss is a citizen of France.

Name	Position	Address
Wissam Ariss	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Colin Campbell	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Alois Flatz	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Anthony Fox	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Richard Alan Pereira	Company Secretary and Chief Financial Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

Samer Souhail Salty	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Cleantech II General Partner Limited and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Cleantech II General Partner Limited. Mr. Campbell and Mr. Salty are citizens of the United Kingdom, and Mr. Salty is also a citizen of the United States. Mr. Pereira is a citizen of Singapore.

Name	Position	Address
Colin Campbell	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Richard Alan Pereira	Director and Company Secretary	100 Brompton Road, London, SW3 1ER, United Kingdom

Samer Souhail Salty	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Zouk Capital LLP and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Capital LLP. Mr. Salty is a citizen of the United Kingdom and the United States. Mr. Pereira is a citizen of Singapore.

Name	Position	Address
Richard Alan Pereira	Chief Financial Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

Samer Souhail Salty	Chief Executive Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Zouk Holdings Limited and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Holdings Limited. Mr. Essex-Carter and Ms. Grant are citizens of the United Kingdom. Mr. Pereira is a citizen of Singapore and Mr. Ariss is a citizen of France.

Name	Position	Address
Wissam Ariss	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Garreth Essex-Carter	Director	c/o State Street Global Services 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands

Helen Clare Grant	Director	c/o State Street Global Services 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands

Richard Alan Pereira	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

INDEX TO EXHIBITS

1. Joint Filing Agreement among the Reporting Persons (filed herewith).

2. Power of Attorney (filed herewith).

3. Subscription Agreement Amendment, dated as of September 11, 2013 by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013.

4. Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on September 11, 2013 (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013).

5. Amended and Restated Certificate of Designation of Series I Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on September 11, 2013 (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013).

6. Certificate of Designation of Series J Preferred Stock filed with the Secretary of State of Delaware on September 11, 2013 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on September 13, 2013).